Mailstop 3628

                                                               May 8, 2019


    Timothy D. Hart
    President
    First National Funding LLC
    1620 Dodge Street
    Stop Code 3271
    Omaha, Nebraska 68197

            Re:      First National Master Note Trust
                     First National Funding LLC
                     Registration Statement on Form SF-3
                     Filed May 3, 2019
                     File Nos. 333-231191 and 333-231191-01

    Dear Mr. Hart:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Michelle Stasny at (202) 551-3674 with any questions.


                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance